Fuel Performance Solutions, Inc.
7777 Bonhomme Avenue, Suite 1920
St. Louis, MO 63105

November 5, 2014

VIA EDGAR
H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Fuel Performance Solutions, Inc.
Registration Statement on Form S-l
Filed September 19, 2014
File No. 333-198842

Dear Mr. Schwall:

We are in receipt of your comment letter dated October 9, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note your disclosure at page 6 that you are an emerging growth company. We also note that you have filed registration statements on Form S-1 and Form S-8 prior to December 18, 2011. Please provide a detailed analysis as to the basis for your belief that you are an emerging growth company. In this regard, we note Question (2) of the Jumpstart Our Business Startups Act Frequently Asked Questions, at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

RESPONSE: In response to the Staff’s comment, we have respectfully revised our disclosure by removing the statement about our being an emerging growth company. As noted by the Staff, because we have filed registration statements on Form S-1 and Form S-8 prior to December 8, 2011, our Company does not qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act.

Selling Security Holders, page 13

2.
For each selling security holder that is not a natural person, please revise to identify in the registration statement the person or persons who have voting or investment control over your securities that the holder owns. Please refer to Question 140.02 of Compliance and Disclosure Interpretations: Regulation S-K, at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: In response to the Staff’s comment, we have respectfully revised our disclosure and identified the person or persons who have voting or investment control over the securities the holder owns in the “selling security holders” table on page 13 and 14.

Signatures, page 52

3.	Please revise to indicate, if true, that Mr. Beath is signing on behalf of himself in his capacity as principal accounting officer. Please also ensure that his signature matches his name.

RESPONSE: We respectfully advise the Staff that Mr. Beath is signing the amended registration statement on Form S-1 on behalf of himself in his capacity as principal accounting officer. We also respectfully revise Mr. Beath’s signature to match his name “Stuart D. Beath”.

Exhibits

4.	Please file all exhibits with your next amendment so that we may have time to review them.

RESPONSE: As requested in your letter, we have respectfully attached our counsel’s legal opinion as Exhibit 5.1. Accordingly, we have removed the footnote that the exhibit was “to be filed by amendment”.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Fuel Performance Solutions, Inc.

By:	/s/ Jonathan R. Burst
Name:	Jonathan R. Burst
Title:	Chief Executive Officer and Chairman of the Board